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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                              Form 20-F X   Form 40-F
                                       ---           ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                                Yes          No  X
                                   ---          ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes          No X
                                   ---         ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes          No X
                                   ---         ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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ENDESA Is Carrying out a Project to Make the Canary Island of El
Hierro the World's First 100% RES Supplied Area

    NEW YORK--(BUSINESS WIRE)--June 16, 2004--ENDESA (NYSE:ELE)

    -- The system will require an investment of Euro 24 million and is the result of an agreement reached between the El Hierro town council, the Canary Island Technological Institute and ENDESA.

    -- The project was one of five chosen out of 280 European initiatives presented at the fourth European Conference on Sustainable Cities held in Aalborg, Denmark.

    ENDESA (NYSE:ELE) has agreed to take a stake in the company that will oversee the project for a hydro-wind power station on El Hierro in the Canary Islands, making this the first area in the world whose power is 100% supplied from renewable sources.
    The El Hierro hydro-wind project entails an estimated investment of Euro 24 million. It stems from an agreement signed between the El Hierro town council and the Canary Island government, through the Canary Island Technological Institute, to meet the island population's electricity demand with renewable energies.
    In 2000, El Hierro, with an area of approximately 278 km(2) and a population of roughly 10,000 inhabitants, was declared a "Biosphere Reserve" by Unesco for its preservation of the island's environment and cultural values. This gave rise to the El Hierro hydro-wind project.
    The project entails the construction of a 9.9MW pumped hydro power station equipped with three 3MW Pelton turbines. It will operate as follows: the hydro plant will be located between two man-made reservoirs placed at different levels, generating power through the hydro powered turbines, leveraging the different levels between the upper and lower reservoirs. The energy obtained from the wind farm will be used to pump the water in the opposite direction.
    The project also includes a desalination plant, which will use water from the man-made reservoirs both to fill them up initially and for subsequent supply needs due to the evaporation caused by wind and heat. The surplus drinking water produced by the desalination plant will be used for irrigation on the island.
    For the construction and operation of the hydro wind plant a company called Gorona del Viento El Hierro, S.A. will be set up, in which ENDESA will hold 30%. Other investors include the El Hierro town council and the Canary Island Technological Institute.
    The project has been presented to the European Commission, where it attracted a great deal of interest due to its innovative use of clean energy. Specifically, a demonstration of the project was given to the European Commission on Energy and the Environment. This organization has awarded the group a grant of Euro 2 million to carry out the technical studies and detailed plans, in additional to promotional activities.
    Also, the project was presented last week at the fourth European Conference on Sustainable Cities held in Aalborg, Denmark. It was one of the five European projects selected out of a total of 280.
    ENDESA currently has 9MW of installed capacity at the Llanos Blancos plant on El Hierro. It ended 2003 with 6,007 customers on the island, an increase of 8.17% on the previous year. ENDESA expects demand on the island to rise by 5.8% p.a. through to 2011.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENDESA, S.A.

Dated: June 16th, 2004      By: /s/ David Raya
                              --------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations